

April 25, 2012

Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, Texas 78205

> **Re:** **Cullen/Frost Bankers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 3, 2012**
> **File No. 001-13221**

Dear Mr. Green,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis

Loans, page 57

1. We note that year-end total loans decreased during 2011 compared to 2010. We also note that during your earnings conference call you attributed the decrease in loans to intense competition in pricing and structure. In future filings, please expand your disclosure in Management's Discussion and Analysis to discuss the drivers of the decrease in total loans and expected future trends.

Notes to Consolidated Financial Statements

Note 3 – Loans

Allowance for Loan Losses, page 101

2. You disclose on page 102 that the third component of your general valuation allowance includes the additional reserves that are not allocated to specific loan portfolio segments including allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Please tell us why you are not able to allocate this component of your allowance to portfolio segments given that it is calculated based on groups of similar loans, and in your response, address the 2011 refinements that you discuss on page 103 that are also unallocated.

3. You disclose on page 103 that during 2011, you refined your methodology for the determination of general valuation allowances. Among your general valuation allowance refinements is a reduction factor for recoveries of prior charge-offs to compensate for the fact that historical loss allocations are based upon gross charge-offs rather than net. To provide greater transparency and consistency to your disclosures, please provide us with the following information about this change in your allowance methodology, and revise your related disclosure in future filings accordingly:

   - Tell us why recoveries were not previously factored into the calculation of your historical loss ratios.

   - Tell us what precipitated the change in 2011 to consider recoveries when formulating your allowance for loan losses.

   - Tell us and disclose why you include this refinement for recoveries in your unallocated allowance rather than directly adjusting your historical loss ratios or at least allocating it to specific loan segments or at the same level that your loss allocation factors are applied.

   - Tell us and disclose how you calculated your adjustment for recoveries in 2011 and whether it is intended to be a cumulative adjustment to reflect historical recoveries that were not previously reflected in your historical loss ratios. In this regard, please address why your estimate of recoveries as of December 31, 2011 is equal to actual recoveries recorded during 2011.

   - Tell us and disclose whether you intend to adjust your general allowance calculation going forward to use net charge-off experience as the basis for your historical loss ratios or whether you plan to continue to use gross charge-offs and include an adjustment for recoveries in your unallocated allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3565 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director